Registration No. 333-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM S-8
Registration Statement Under the Securities Act of 1933

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Madison Gas and Electric Company (Exact name of registrant as specified in its charter)
Wisconsin (State or other jurisdiction of incorporation or organization)	39-0444025 (I.R.S. Employer Identification No.)
133 South Blair Street Madison, Wisconsin (Address of principal executive offices)	53788 (Zip Code)
Madison Gas and Electric Company 2023 Deferred Compensation Supplemental Executive Retirement Plan Madison Gas and Electric Company Deferred Compensation Agreements (Full title of the plan)

Jared J. Bushek

Vice President - Finance, Chief Information Officer and Treasurer
Madison Gas and Electric Company
133 South Blair Street
Madison, Wisconsin 53788
(608) 252-7000

(Name, address, and telephone number, including area code, of agent for service)

___________________

Copy to:
Richard W. Astle
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	Accelerated Filer	Non-Accelerated Filer	Smaller Reporting Company	Emerging Growth Company
☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. □

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information required by Item 1 and Item 2 of Part I of Form S-8 is omitted from this filing in accordance with Rule 428 under the Securities Act of 1933, as amended, and the introductory note to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Securities and Exchange Commission ("SEC") by the registrant are incorporated by reference into this registration statement:

•Its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 23, 2022;

•Its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, which were filed with the SEC on May 5, 2022, August 4, 2022 and November 3, 2022, respectively; and

•Its Current Report on Form 8-K dated November 8, 2022, which was filed with the SEC on November 9, 2022.

All documents that the registrant subsequently files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment to this registration statement that indicates that all of the securities offered have been sold or that deregisters all of such securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of the filing of such documents, except as to any portion of any future annual or quarterly report to shareholders or document or current report furnished under current Items 2.02 or 7.01 of Form 8-K that is not deemed filed under such provisions.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Under no circumstances will any information filed under current Items 2.02 or 7.01 of Form 8-K be deemed incorporated herein by reference unless such Form 8-K expressly provides to the contrary.

Item 4. Description of Securities.

Madison Gas and Electric Company 2023 Deferred Compensation Supplemental Executive Retirement Plan

The following is a summary of the deferred compensation obligations to be issued by Madison Gas and Electric Company (the "Company") pursuant to the Madison Gas and Electric Company 2023 Deferred Compensation Supplemental Executive Retirement Plan (the "Plan"). The deferred compensation obligations are not registered under Section 12 of the Exchange Act. This summary is qualified in its entirety by reference to the terms of the Plan, which is filed as an exhibit to this registration statement and is incorporated herein by this reference.

The Plan permits (i) a select group of highly compensated employees of the Company (and its selected subsidiaries and/or affiliates) to defer the receipt of income that would otherwise become payable to those employees, (ii) the Company to provide supplemental retirement benefits to those employees or (iii) both those deferrals and supplemental retirement benefits. It is the intent that all of the amounts deferred and benefits provided under the Plan comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). The

Company intends that the Plan shall at all times be maintained on an unfunded basis for federal income tax purposes under the Code and administered as a non-qualified "top-hat" plan exempt from the substantive requirements of Title I of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), other than Part 5.

Plan participants may elect to defer portions of their base salary and annual short-term incentive compensation for a deferral period as described in the Plan. The participant-deferred amount may be distributed while the participant is still employed, which would involve a distribution from "In-Service Account," or following the participant's separation from service from the Company, which would involve a distribution from the participant's "Separation Account." If no election is made between an In-Service Account and a Separation Account, the deferred amount will be allocated to the participant's Separation Account. A participant may elect distributions from his or her In-Service Account in the form of a single lump sum payment or in annual installments not exceeding five years. Those distributions would commence in the third year following the deferral period covered by the participant's deferral election, unless a later year is elected for the start of distributions. If a participant separates from service prior to the commencement of those distributions, the distributions from the In-Service Account would be made in a lump sum in the calendar year following the participant's separation from service. A participant may elect distributions from his or her Separation Account in the form of a single lump sum payment or in annual installments not exceeding fifteen years. Those distributions would commence in the calendar year following the year in which the separation from service occurs. Participants are 100% vested in the balances within their In-Service and Separation Accounts.

The Plan also allows the Company to credit a participant's "Company Contribution Account" with discretionary bookkeeping entry contributions referred to as "Restoration Contributions," "Supplemental Contributions" and "Discretionary Contributions." "Restoration Contribution" are designed to restore some or all benefits or contributions that are limited under the Company's tax-qualified defined contribution retirement plan due to compensation and contribution limits on such tax-qualified retirement plans under the Code. A "Supplemental Contribution" is a discretionary contribution that may have some annual regularity. A "Discretionary Contribution" is an ad hoc, non-recurring contribution. Company contributions may not be distributed until the calendar year following a participant's separation from service and shall be made in twenty annual installments unless the participant elects a shorter period or a lump sum payment. Restoration Contributions are 100% vested upon crediting under the Plan. Supplemental Contributions become 100% vested upon a participant attaining five years of continuous service as an employee with the Company and its affiliates. Discretionary Contributions become vested as determined by the Plan administrator. Supplemental and Discretionary Contributions become fully vested upon a participant's death or Disability (as defined in the Plan), or upon a Change in Control (as defined in the Plan).

In the event that a participant is convicted of a felony or judicially determined to have committed willful malfeasance, either of which (i) relates to his or her employment or performance, or (ii) the Company's Board of Directors determines was egregious and caused harm to the Company, both as determined by the Company in its sole discretion, the unpaid Company Contribution Accounts of that participant shall be forfeited, and no further payments shall be made from those accounts to that participant.

In the event of the death of a participant prior to the commencement of distributions, the Company would pay the vested account balance in a lump sum to the participant's beneficiary. If death occurs after the commencement of distributions, payment would be made to the beneficiary at the same time and in the same manner as if the participant survived.

Amounts credited to a participant's accounts under the Plan will be further credited with deemed investment earnings and losses by assuming that the account balances are invested in one or more investment options made available under the Plan and selected by the participant. The investment options include various investment funds with different degrees of risk. Amounts credited to accounts as a result of deferred compensation elections, Company contributions, and deemed earnings and losses are credited as bookkeeping entries only. Plan participants do not have a right to have amounts in such notional accounts actually invested in any investment assets or funds. Plan participants may reallocate amounts in their accounts (adjusted for earnings and losses) among the various available investment options upon request. Amounts that a participant fails to allocate, or fails to reallocate from an investment option after its availability has been terminated, would be allocated to a default investment option selected by the Plan administrator.

If made available under the Plan, participants will have the option to reallocate some or all of the balance in their Separation Account into a "MGEE Deemed Investment Fund" representing a deemed investment in shares of the common stock of MGE Energy, Inc., which is the Company's parent corporation. Any amounts allocated to the MGEE

Deemed Investment Fund may not be reallocated to other deemed investment funds prior to a separation from service, and may be further restricted for individuals considered "insiders" after that service separation.

All amounts payable under the Plan are paid from the Company's general funds, and the rights of any Plan participant, or their respective beneficiaries, under the Plan are no more than those of an unsecured general creditor of the Company with no special or prior right to any assets of the Company for payment of those obligations. The Company, at its discretion, may establish one or more trusts for the purpose of providing for payment of benefits under the Plan. The assets of such trust(s) are subject to the claims of the Company's creditors.

The Plan is administered by the Company's Board of Directors or it designee(s). The administrator has the authority, among other things, to make rules and to interpret the Plan as well as to resolve claims according to a claims process set forth in the Plan. The Company reserves the right to amend the Plan at any time, in accordance with its terms and applicable law; provided that no amendment to the Plan may reduce the amount vested or accrued in any account as of the date the amendment is adopted. The Company may terminate the Plan, subject to restrictions specified in the Plan.

Madison Gas and Electric Company Deferred Compensation Agreements

The Company has several Deferred Compensation Agreements with its officers that allow deferral of a portion of their compensation. Historically, those agreements have provided for earnings on the deferred amount at a prescribed interest rate. In connection with the adoption of the Plan, the agreements covering active employees as of January 1, 2023 have been amended to allow for deemed investment options similar to those investment options provided under the Plan. The foregoing description is qualified in its entirety by reference to the terms of the Amendment to the Madison Gas and Electric Company Deferred Compensation Agreement, which is filed as an exhibit to this registration statement and is incorporated herein by this reference.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Pursuant to the provisions of the Wisconsin Business Corporation Law and Article IX of the registrant's By-Laws, the registrant's directors and officers are entitled to mandatory indemnification from the registrant against certain liabilities (which may include liabilities under the Securities Act of 1933, as amended) and expenses

•to the extent such officers or directors are successful in the defense of a proceeding; and

•in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to the registrant and such breach or failure constituted:

a willful failure to deal fairly with the registrant or its shareholders in connection with a matter in which the director or officer had a material conflict of interest;

a violation of criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

a transaction from which the director or officer derived an improper personal profit; or

willful misconduct.

Additionally, under the Wisconsin Business Corporation Law, the registrant's directors are not subject to personal liability to the registrant, its shareholders, or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined above.

The registrant's directors and officers are insured, at the registrant's expense, against certain liabilities which might arise out of their employment and which might not be indemnified or indemnifiable under the By-Laws. The primary coverage is provided by a Directors and Officers Liability Insurance Policy in customary form having a one-year term. The coverage also applies to directors and officers of the registrant's affiliates. No deductibles or retentions apply to individual directors or officers.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description
4.1

Restated Articles of Incorporation of Madison Gas and Electric Company as in effect at October 25, 2012 (incorporated herein by reference to Exhibit 3.1 to Madison Gas and Electric Company's Current Report on 8-K dated October 25, 2012, File No. 000-1125).

4.2

By-Laws of Madison Gas and Electric Company (incorporated herein by reference to Exhibit 3.3 to Madison Gas and Electric Company's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 000-1125).

4.3+	Madison Gas and Electric Company 2023 Deferred Compensation Supplemental Executive Retirement Plan.
4.4+	Form of Amendment to Madison Gas and Electric Company Deferred Compensation Agreement
4.5

Form of Deferred Compensation Agreement (incorporated herein by reference to Exhibit 10.38 to Madison Gas and Electric Company's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 000-1125).

5.1+	Opinion of Husch Blackwell LLP.
23.1+	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Husch Blackwell LLP (included in Exhibit 5.1).
24.1+	Power of Attorney (Madison Gas and Electric Company) (included on page II-5).
107+	Filing Fee Table.

+ Filed herewith.

Item 9. Undertakings.

(a)The undersigned registrant hereby undertakes:

(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of a registrant pursuant to the provisions referred to in Item 15 above, or otherwise, that registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on this 16th day of December, 2022.

Madison Gas and Electric Company

By: /s/ Jeffrey M. Keebler
Name: Jeffrey M. Keebler Title: Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below constitutes and appoints Jeffrey M. Keebler, Jared J. Bushek and Cari Anne Renlund, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all post-effective amendments to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying all that such attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Jeffrey M. Keebler	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	December 16, 2022
Jeffrey M. Keebler

/s/ Jared J. Bushek	Vice President - Finance, Chief Information Officer and Treasurer (Principal Financial Officer)	December 16, 2022
Jared J. Bushek

/s/ Tamara J. Johnson	Vice President - Accounting and Controller (Principal Accounting Officer)	December 16, 2022
Tamara J. Johnson

/s/ Marcia M. Anderson	Director	December 16, 2022
Marcia M. Anderson

/s/ James G. Berbee	Director	December 16, 2022
James G. Berbee

/s/ Mark D. Bugher	Director	December 16, 2022
Mark D. Bugher

/s/ Londa J. Dewey	Director	December 16, 2022
Londa J. Dewey

/s/ James L. Possin	Director	December 16, 2022
James L. Possin

/s/ Thomas R. Stolper	Director	December 16, 2022
Thomas R. Stolper

/s/ Gary J. Wolter	Director	December 16, 2022
Gary J. Wolter

/s/ Noble L. Wray	Director	December 16, 2022
Noble L. Wray